EXHIBIT 12

KEYCORP

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in millions)

(unaudited)

	Year ended December 31,
	2012	2011	2010	2009	2008
Computation of Earnings
Net income (loss) attributable to Key	$858	$920	$554	$(1,335)	$(1,468)
Add: Provision for income taxes	239	369	186	(1,035)	437
Less: Income (loss) from discontinued operations, net of taxes	9	(44)	(23)	(48)	(173)

Income (loss) before income taxes and cumulative effect of accounting change	1,088	1,333	763	(2,322)	(858)
Fixed charges, excluding interest on deposits	200	248	244	314	597

Total earnings for computation, excluding interest on deposits	1,288	1,581	1,007	(2,008)	(261)
Interest on deposits	257	390	671	1,119	1,468

Total earnings for computation, including interest on deposits	$1,545	$1,971	$1,678	$(889)	$1,207

Computation of Fixed Charges
Net rental expense	$109	$106	$120	$122	$111

Portion of net rental expense deemed representative of interest	$16	$16	$18	$18	$28
Interest on short-term borrowed funds	11	16	20	21	187
Interest on long-term debt	173	216	206	275	382

Total fixed charges, excluding interest on deposits	200	248	244	314	597
Interest on deposits	257	390	671	1,119	1,468

Total fixed charges, including interest on deposits	$457	$638	$915	$1,433	$2,065

Combined Fixed Charges and Preferred Stock Dividends
Preferred stock dividend requirement on a pre-tax basis	$22	$107	$164	$294	$42
Total fixed charges, excluding interest on deposits	200	248	244	314	597

Combined fixed charges and preferred stock dividends, excluding interest on deposits	222	355	408	608	639
Interest on deposits	257	390	671	1,119	1,468

Combined fixed charges and preferred stock dividends, including interest on deposits	$479	$745	$1,079	$1,727	$2,107

Ratio of Earnings to Fixed Charges
Excluding deposit interest	6.44	6.37	4.13	(6.39)	(.44)
Including deposit interest	3.38	3.09	1.83	(.62)	.58
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Excluding deposit interest	5.80	4.45	2.47	(3.30)	(.41)
Including deposit interest	3.23	2.65	1.56	(.51)	.57